UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp (59-2712887)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 226,411,178 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 226,411,178 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,411,178 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.9% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Reflects 16,491,776 shares of common stock, par value $0.001, of Match Group, Inc. (“Match Group”) and 209,919,402 shares of Class B common stock, par value $0.001, of Match Group (the “Class B Common Stock”) beneficially owned by IAC/InterActiveCorp (“IAC”). Shares of Class B Common Stock are reflected on an as converted basis into shares of common stock in accordance with their terms.

(2)         Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of common stock on a one-for-one basis. Because each share of Class B Common Stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, IAC may be deemed to beneficially own equity securities of Match Group representing approximately 97.5% of the total voting power of all classes of capital stock of Match Group, based on 70,118,126 and 209,919,402 shares of common stock and Class B Common Stock outstanding, respectively, on November 1, 2019, plus shares of Common Stock issued to IAC since such date. See Item 5.

Introductory Note

The Report on Schedule 13D relating to the common stock, par value $0.001 per share (“Company Common Stock”), of Match Group, Inc., a Delaware corporation (the “Company” or “Match Group”), initially filed by IAC with the Securities and Exchange Commission (the “SEC”) on April 14, 2016 (the “Initial Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 thereto dated June 30, 2016, April 4, 2017, July 24, 2017, August 7, 2017, August 9, 2017, September 30, 2017, December 31, 2017, February 22, 2018, April 23, 2018, June 30, 2018, March 31, 2019, August 9, 2019, October 11, 2019 and November 7, 2019, respectively, is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 14 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D, as previously amended.

Item 3.                     Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Employee Matters Agreement, dated as of November 24, 2015, by and between IAC and the Company, as amended effective as of April 13, 2016 (the “Employee Matters Agreement”), 66,789 shares of Company Common Stock were issued to IAC on November 30, 2019 as reimbursement for shares of common stock, par value $0.001, of IAC issued in connection with the exercise and settlement of certain equity awards held by Match Group employees.

Item 4.                     Purpose of the Transaction.

The information set forth in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On December 19, 2019, IAC entered into a Transaction Agreement (the “Transaction Agreement”) with Match Group, IAC Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of IAC (“New IAC”), and Valentine Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of IAC.  Subject to the terms and conditions set forth in the Transaction Agreement, the businesses of Match Group will be separated from the remaining businesses of IAC through a series of transactions that will result in the pre-transaction stockholders of IAC owning shares in two, separate public companies—(1) IAC, which will be re-named “Match Group, Inc.” and which will own the businesses of Match Group and certain IAC financing subsidiaries, and (2) New IAC, which will be re-named “IAC/InterActiveCorp” and which will own IAC’s other businesses.

In connection with the execution of the Transaction Agreement, Match Group and certain affiliates of IAC entered into an agreement (the “Real Estate Contribution Agreement”) pursuant to which those affiliates will contribute two buildings in Los Angeles to Match Group, for aggregate consideration of $120 million, to be paid in newly issued shares of Company Common Stock calculated based on a formula that is based on the trading price of Company Common Stock. The transactions contemplated by the Real Estate Contribution Agreement are anticipated to be completed in the first calendar quarter of 2020, and are not conditioned on the closing of the transactions contemplated by the Transaction Agreement.

The Current Report on Form 8-K filed with the SEC on December 20, 2019 by IAC along with the exhibits attached thereto, including the Transaction Agreement and the Real Estate Contribution Agreement (the “Form 8-K”), is incorporated by reference in its entirety herein.  For additional information please refer to the Form 8-K.

Item 5.                     Interest in Securities of the Issuer.

The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a) IAC beneficially owns 16,491,776 shares of Company Common Stock, representing approximately 23.5% of the total outstanding shares of Company Common Stock on November 1, 2019, plus shares of Common Stock issued to IAC since such date. IAC also beneficially owns 209,919,402 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock on November 1, 2019 and as of the date of this report. In accordance with their terms, shares of Class B Common Stock are convertible into shares of Company Common Stock on a one-for-one basis, at any time at the election of the holder. As of the date of this report, IAC is the beneficial owner of shares of Company Common Stock and

Class B Common Stock representing approximately 97.5% of the total voting power of all classes of the Company’s capital stock and 80.9% (on an as converted basis) of the total outstanding shares of the Company’s capital stock, in each case, based on 70,118,126 shares of Company Common Stock and 209,919,402 shares of Class B Common Stock outstanding on November 1, 2019, plus shares of Common Stock issued to IAC since such date.

Item 7.                     Materials to be Filed as Exhibits.

99.1

Employee Matters Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.2 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

99.2

Amendment Number One to the Employee Matters Agreement, effective as of April 13, 2016, by and between IAC/InterActiveCorp and Match Group, Inc. (previously filed as Exhibit 99.2 to the Schedule 13D filed by IAC/InterActiveCorp with the Securities and Exchange Commission on April 14, 2016).

99.3

Investor Rights Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.3 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

99.4	Current Report on Form 8-K of IAC/InterActiveCorp, filed with the Securities and Exchange Commission on December 20, 2019 (File No. 000-20570).

99.5

Transaction Agreement, dated as December 19, 2019, by and among IAC/InterActiveCorp, Match Group, Inc., IAC Holdings, Inc. and Valentine Merger Sub LLC (incorporated by reference to Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2019 (File No. 000-20570)).

99.5

Contribution Agreement, dated as of December 19, 2019, by and among TMC Realty, L.L.C., 8831-8833 Sunset, LLC and Match Group, Inc. (incorporated by reference to Exhibit 99.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2019 (File No. 000-20570)).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel & Secretary

Dated:  December 20, 2019